FOR IMMEDIATE RELEASE: January 15, 2015	PR 15-1

Atna Reports Update on 2014 Operations and

Provides Production Targets for 2015

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) is pleased to announce that the Company sold a total of 33,150 ounces of gold in 2014 producing approximately $41 million in revenue. Atna anticipates producing between 55,000 and 65,000 ounces from its Pinson and Briggs mines in 2015. The ramp-up in operations at Pinson is expected to materially add to Atna’s overall gold production. Atna ended the year with a cash balance of $2.1 million and reduced net debt by approximately $3.4 million.

In June 2014, Atna commenced test mining operations at the Pinson Underground Mine in Humboldt County, Nevada. “A number of changes, including those in mine planning, mining method, operating and processing contracts, and mine management, allowed for a successful restart. These changes have had a positive impact on the cost of operations at Pinson and demonstrated the potential profitability of this operation under current gold market conditions. As a result, Atna is increasing the mining rate at Pinson,” stated James Hesketh, President & CEO.

Notable progress and advances include the following:

•	Pinson entered into ore sale agreements to sell both oxide and refractory sulfide ores to the nearby Twin Creeks operation of Newmont. These agreements include the ability to sell small lots of ore, thus reducing working capital requirements. The close proximity of Twin Creeks to Pinson (8 miles) substantially reduced ore transportation cost.
•	Sulfide ore gold recovery has averaged 94% to 95% in the Twin Creeks autoclave facility, a substantial improvement over the 85% to 86% recovery achieved when Pinson sulfide ore was processed in a roasting facility in 2013.
•	Pinson successfully tested its first long-hole mining stope, so far producing approximately 6,300 tons of ore at a grade of 0.357 ounces per ton from a stope measuring 100 feet long by 45 feet high and 40 feet wide. This test proved the quality of ground conditions and rock strength required to support this low-cost mining method. Prior mining had exclusively utilized the substantially higher-cost underhand cut-and-fill mining method.
•	Mine plans have been developed to optimize production and costs, using long-hole stoping wherever feasible.
•	A local underground mining contractor was retained on a productivity-based mining contract, replacing the previous time and material contract. This has resulted in substantially lower mining costs than were experienced in the 2012-2013 development of Pinson.
•	The ability to screen waste rock from mined ores with a three-inch screen deck is increasing the grade of ores shipped and reducing shipped tonnages, resulting in lower transportation and process costs with a negligible loss of gold content.
•	A focus on minimizing overhead and administrative functions has also contributed to cost savings.

The June restart of operations at Pinson commenced with a single operating crew, working four days per week, 10-hours per day. Total ore production in the second half of 2014, a start-up and testing period, totaled 10,100 tons at a grade of 0.376 ounces per ton. Sales totaled 7,830 tons at a grade of 0.375 ounces per ton containing approximately 2,950 ounces. Remaining tons at year-end were stockpiled for shipment in January 2015. All of the ore mined in 2014 originated from the Ogee zone.

A second operating crew was added and the site is now working on a 24 hour per day, four day per week schedule. A total of six working faces have been developed, and additional operating crews will be added as working faces become available. Two of these working faces have been developed in the Otto zone to the east of the Ogee zone. Atna anticipates recovering between 30,000 and 35,000 ounces from Pinson in 2015.

At the Briggs Mine, located in Inyo County, California, in the fourth quarter of 2014, mining in the Goldtooth pit was finished and pre-stripping operations of the Briggs Main North (BMN) pit were also completed. The BMN pit will provide feed to the crusher through August of 2015. At that time, process operations will focus on recovering the approximately 18,000 ounces of estimated recoverable gold inventory contained on the leach pad and in the plant at Briggs. This process operation is likely to continue recovering gold into early 2017. This strategy will allow Briggs to produce between 25,000 to 30,000 ounces of gold in 2015 at AISC costs below $1,000 per ounce. Additional mining areas may become viable at Briggs with a sustained gold price above $1,300 per ounce.

An NI 43-101 compliant Technical Report on the Mag Open Pit at Pinson was also completed in September 2014. This study demonstrates an attractive economic return for the Mag pit as an open pit, heap leach operation at a gold price of $1,250. Atna anticipates mine permitting activity to begin on this project in 2015.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration (No. 3069054), a Licensed Geologist and qualified person, as defined in NI 43-101, who has verified the authenticity and validity of the technical information contained within this news release.

For additional information on Atna Resources and the Pinson and Briggs mines, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential optimization, increased productivity, cost reduction, economics, or resource or reserve expansion at the Pinson mine. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements, if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, future operating costs at the Pinson mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining, exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2013 Form 20-F dated March 14, 2014.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com